UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                           TENNEY ENGINEERING, INC.
                               (Name of Issuer)

                    Common Stock, Par Value $..01 per share
                        (Title of Class of Securities)

                                  880625-10-8
                                  880625-20-7
                                (CUSIP Number)

                                 Martin Pelman
                         c/o TENNEY ENGINEERING, INC.
          1090 Springfield Road, Union, NJ 07083 Tel.908-686-7870
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 29, 1997
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages
CUSIP No. 880625-10-8
          880625-20-7
                       SCHEDULE 13D         Page 2 of 4 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert S. Schiffman ####-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)

                  (b)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

NUMBER OF               7     SOLE VOTING POWER
SHARES                              538,395 Series A Common Stock
BENEFICIALLY                        538,395 Series B Common Stock
OWNED BY                8     SHARED VOTING POWER
EACH                                  2,914 Series A Common Stock
REPORTING                             2,914 Series B Common Stock
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                                538,395 Series A Common Stock
                                    538,395 Series B Common Stock
                       10     SHARED DISPOSITIVE POWER
                                      2,914 Series A Common Stock
                                      2,914 Series B Common Stock
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            541,309 Series A Common Stock
            541,309 Series B Common Stock
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN  SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.9% Series A Common Stock
            13.9% Series B Common Stock
14    TYPE OF REPORTING PERSON*
            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.Security and Issuer.

            Series A and Series B Common Stock of Tenney
            Engineering, Inc. ("Tenney"),  1090 Springfield Road,
            Union, New Jersey 07083

Item 2.     Identity and Background.

      The reporting person is Robert S. Schiffman, a United States citizen, whose business address is c/o Tenney Engineering, Inc., 1090 Springfield Road, Union, New Jersey 07083. Mr. Schiffman's principal occupation is Chairman, President and Chief Executive Officer of Tenney. Mr. Schiffman has had no involvement in any judicial or administrative proceeding of a type required to be disclosed hereunder.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.     Purpose of Transaction

            Not applicable.

Item 5.     Interest in Securities of the Issuer.

        As of the date hereof*, the reporting person owns an aggregate of 358,395 shares of Series A and 358,395 shares of Series B Tenney Common Stock as to which he has sole voting and dispositive power. In addition, the reporting person shares voting and dispositive power with respect to 2,914 shares* of Series A and 2,914 shares* of Series B of Tenney Common Stock registered in the name of his wife.

     Effective April 11, 1997 each share of Tenney Common Stock was reclassified as a share of Series B Common Stock. The Board of Directors declared a stock distribution, payable May 27, 1997, of one share of Series A Common Stock for each share of Series B Common Stock outstanding on April 11, 1997.

      The reporting person holds an Incentive Stock Option to purchase 65,000 units of Series A and of Series B Tenney Common Stock at a price of $.257812 per unit, each unit consisting of one share of Series A and one share of Series B Common Stock on or before May 31, 1998, and an Incentive Stock Option to purchase 65,000 units of Series A and of Series B Tenney Common Stock at a purchase price of $.9453125 per unit each unit consisting of one share of Series A and one share of Series B Common Stock, exercisable on or before August 14, 1999.

     On January 27, 1997 the reporting person received an additional stock option pursuant to Tenney's 1995 Incentive Stock Option Plan to purchase 50,000 units of Series A and Series B Tenney Common Stock at a purchase price of $.7046875 per unit each unit consisting of one share Series A and one share of Series B Common Stock. The option is exercisable between July 28, 1997 and January 26, 2000.

      The aggregate number of shares owned by the reporting person and his wife and subject to option is 541,309 Series A
Common Stock and 541,309 Series B Common Stock and represents approximately 13.9% of Series A Common Stock outstanding and 13.9% of Series B Common Stock outstanding.
* Adjusted for Stock Distribution.

Item 6.     Contracts, Arrangements, Understandings or

    Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Material to be filed as Exhibits.

            Not applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


s/Robert S. Schiffman
Signature

Robert S. Schiffman                        Date:  May 29, 1997
Name